ATCO
GROUP

Corporate Office



05009044

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

June 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

PROCESSED SUPPL
JUN 17 2005
THOMSON FINANCIAL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 8, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed June 8, 2005 for symbol ACO.Y
- Corporation's Form 1, filed June 8, 2005 for symbol ACO.PR.A
- Insider Report, filed June 8, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C.
192
SECTION

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	26,479,680	As at :	05/01/2005

	Effect on Issued & Outstanding Securities
Employee Stock Option Plan	13,500
Other Issuances and Cancellations	-4,770
Issued & Outstanding Closing Balance :	26,488,410

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**932,550**	As at :	05/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2005	N		13,500	150	
Totals		0	13,500	150	0

Stock Options Outstanding Closing Balance:	**918,900**	As at :	05/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2005	Conversion (General)	12,030
05/31/2005	Issuer Bid	-16,800
Totals		-4,770

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:25:53
Last Updated:	06/08/2005 15:24:01


SEC MAIL PROCESSING
RECEIVED
JUN 1 5 2005
WASH, D.C. 192 SECTION

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	3,490,202	As at :	05/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-12,030
Issued & Outstanding Closing Balance :	3,478,172

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2005	Conversion (General)	-12,030
Totals		-12,030

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:27:13
Last Updated:	06/08/2005 15:26:28


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C.
192
SECTION

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:28:09
Last Updated:	06/08/2005 15:28:02


SEC MAIL
RECEIVED
PROCESSING
JUN 15 2005
WASH, D.C.
192
SECTION

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
493800	2005-05-06	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493801	2005-05-13	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	64.3400	4,200						
493803	2005-05-13	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493804	2005-05-20	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	65.2500	4,200						
493807	2005-05-20	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493809	2005-05-26	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	65.0900	4,200						
493810	2005-05-26	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						